

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2010

Mr. Gary A. Shiffman
Chief Executive Officer
Sun Communities, Inc.
27777 Franklin Road, Suite 200
Southfield, MI 48034

> **Re:** **Sun Communities, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 11, 2010**
> **File No. 001-12616**

Dear Mr. Shiffman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Properties, page 15

1.   We note that you have several properties in your portfolio, particularly in Indiana and Michigan, which have very low or significantly declining occupancy levels over the three year period ended December 31, 2009. Please tell us which properties in your combined portfolio were assessed for impairment during the year ended December 31, 2009, or in the subsequent interim period, and tell us the results of that testing. If no properties were impaired, please tell us, and consider discussing in your MD&A, if any properties are at risk of being impaired.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Home Sales and Rentals, page 34

2.   We note that the non-GAAP financial measures you have provided, Rental Program NOI and Home Sales NOI / Gross profit, are different from the measure you have provided in

your Segment Reporting footnote, Home Sales and Home Rentals Net operating income/Gross profit. Please revise your disclosure in future filings to include reconciliations of these non-GAAP financial measures to Net income, and show us your proposed disclosure in your response to us.

Funds From Operations, page 38

3.   We note that you have not provided the disclosures required by Rule 10(e) of Regulation S-K related to Adjusted funds from operations. Please provide these disclosures in future filings, and show us your proposed disclosure in your response to us.

Item 10. Directors, Executive Officers and Corporate Governance, page 44

Board of Directors, page 47

4.   Please tell us the specific experience, qualifications, attributes, or skills that led to the nominating committee's conclusion that these individuals should serve on your board of directors. Refer to Item 401(e) of Regulation S-K. Confirm for us that you will include similar disclosure in your future filings.

Item 11. Executive Compensation, page 51

Compensation Discussion and Analysis, page 51

5.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Compensation Components and Process, page 52

6.   We note that the Compensation Committee considered the compensation of comparable companies in determining executive officer compensation. Please tell us if you engage in benchmarking compensation. Please also identify the companies that comprise the peer group you reference. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

7.   We refer to your disclosure in the second paragraph that your benchmarks for determining certain elements of compensation are measured against targets established by the Compensation Committee. Please tell us what those target levels were for 2009 and how your actual corporate performance compared to the target level. Confirm that you will include similar disclosure in future filings.

2009 Compensation, page 54

8.   We refer to your definition of Adjusted FFO in footnote 1 on page 54 that certain non-recurring charges were determined in the sole discretion of the Compensation Committee in calculating Adjusted FFO. Please tell us what charges were excluded in your calculation of Adjusted FFO. We note the reconciliation to net loss on page 38. See Instruction 5 to Item 402(b) of Regulation S-K.

9.   We refer to your discussion in the third paragraph on page 54 that Ms. Dearing was entitled to receive a bonus of up to 75 percent of her base salary based on certain performance targets and up to 25 percent based on the sole discretion of the Compensation Committee. We note, however, that the percentages set forth in her employment agreement and the bonuses for prior years were based on a 50/50 percentage split. Please tell us why the percentages were changed for 2009.

10.   We refer to your discussion in the sixth paragraph on page 54 of the factors considered by the Compensation Committee in awarding cash bonuses to your named executive officers. Please tell us how the Compensation Committee applied these factors to each individual named executive officer and how they arrived at the bonus amounts. Your discussion should identify the individual and corporate performance objectives for each named executive officer, identifying any targets and how they compared to actual results. The discussion should also discuss why the Compensation Committee elected to award less than the maximum eligible bonus to each officer. Confirm that you will include similar disclosure in future filings. Refer to Item 402(b)(2) of Regulation S-K.

11.   We refer to the last paragraph on page 54 and note that you granted equity incentive awards to Messrs. Shiffman and McClaren and Ms. Dearing. Please tell us why the Compensation Committee elected to make these awards. Your discussion should include any specific factors the Compensation Committee considered in making these awards to each recipient and why the Committee elected to make them in stock as opposed to another form of compensation.

Financial Statements

Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-11

12.   Please provide us with a more detailed discussion of how you account for sales of manufactured homes where you provide financing to the purchaser. Tell us how your sales of manufactured homes meet the criteria of ASC 360-20-40-5. Additionally, tell us if any of your sales of manufactured home do not meet this criteria, and tell us how you have accounted for these sales.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or Karen J. Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Daniel Gordon
Branch Chief